UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: 13 October 2026

Commission File Number: 001-43229

Wise Group plc

(Translation of registrant’s name into English)

1st Floor, Worship Square

65 Clifton Street

London EC2A 4JE

United Kingdom

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description
99.1	Transaction in Own Shares dated 13 October 2026

Exhibit 99.1

Wise Group plc

Transaction in Own Shares

Wise Group plc (the "Company") announces that from 05 October 2026 up to and including 09 October 2026 it repurchased a total of (i) 996,168 of its Class A ordinary shares on Nasdaq and/or other applicable US trading venues and (ii) 1,683,772 of its Class A ordinary shares on the London Stock Exchange and other in both cases through Goldman Sachs International or one of its affiliates, as detailed below.

The repurchased Class A ordinary shares will be held in treasury.

Date	Aggregate number of Class A ordinary shares purchased	Volume weighted average price paid per share	Highest price paid per share	Lowest price paid per share	Trading venue
2026-10-05	200,000	GBP 8.6366	GBP 8.7780	GBP 8.4900	XLON
2026-10-05	200,000	USD 11.5466	USD 11.6750	USD 11.2200	NASDAQ
2026-10-06	194,720	GBP 8.7955	GBP 8.8580	GBP 8.7160	XLON
2026-10-06	196,560	USD 11.7372	USD 11.8000	USD 11.6400	NASDAQ
2026-10-07	268,995	GBP 8.8012	GBP 8.8660	GBP 8.6900	XLON
2026-10-07	98,150	GBP 8.8043	GBP 8.8660	GBP 8.6980	CHIX
2026-10-07	161,482	GBP 8.7983	GBP 8.8660	GBP 8.6900	BATE
2026-10-07	199,608	USD 11.7368	USD 11.8900	USD 11.5900	NASDAQ
2026-10-08	290,970	GBP 8.7597	GBP 8.8580	GBP 8.6420	XLON
2026-10-08	98,790	GBP 8.7602	GBP 8.8580	GBP 8.6420	CHIX
2026-10-08	177,201	GBP 8.7688	GBP 8.8580	GBP 8.6420	BATE
2026-10-08	200,000	USD 11.5892	USD 11.7100	USD 11.4300	NASDAQ
2026-10-09	193,464	GBP 8.8708	GBP 8.9200	GBP 8.8100	XLON
2026-10-09	200,000	USD 11.8032	USD 11.9000	USD 11.7000	NASDAQ

The repurchases form part of the Company's share buyback program announced on July 21, 2026 (the "Buyback"). In connection with the Buyback, the Company expects to repurchase up to £405 million (approximately $540 million) of its Class A ordinary shares.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) and Commission Delegated Regulation (EU) 2016/1052 as such legislation forms part of law in the United Kingdom (the "UK") by virtue of the EU (Withdrawal) Act 2018 (as may be amended, extended and/or supplemented from time to time), a detailed breakdown of individual trades made by Goldman Sachs International on behalf of the Company as part of the Buyback is scheduled to this announcement. This announcement is also being made for the purposes of the UK Financial Conduct Authority's Listing Rule 14.3.17(2).

http://www.rns-pdf.londonstockexchange.com/rns/6432Y_1-2026-10-12.pdf

Enquiries

Martin Adams - Investor Relations
owners@wise.com

Sana Rahman - Communications
press@wise.com

Brunswick Group
Charles Pretzlik / Emily Murphy
Wise@brunswickgroup.com
+44 (0) 20 7404 5959

About Wise

Wise is a global technology company, building the best way to move and manage the world's money.

With Wise Account and Wise Business, people and businesses can hold 40+ currencies, move money between countries and spend money abroad. Large companies and banks use Wise technology too; an entirely new network for the world's money.

In fiscal year 2026, Wise supported around 19 million people and businesses, processing over $240 billion in cross-border transactions and saving customers over $3 billion.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WISE GROUP PLC

Date: 13 October, 2026	By:	/s/ Emmanuel Thomassin
	Name:	Emmanuel Thomassin
	Title:	Chief Financial Officer